Richard J. Frecker	The Hertz Corporation
Vice President, Deputy General Counsel	225 Brae Boulevard, Park Ridge, NJ 07656
and Assistant Secretary	Phone: (201)307-2388 Fax: (201)307-2876
E-mail: rfrecker@hertz.com

October 21, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Justin Dobbie

Re:                             The Hertz Corporation
                                                                                                Registration Statement on Form S-4
                                                                                                Filed June 26, 2013

File No. 333-189620

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Hertz Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-189620), as amended, to 3:00 p.m., Eastern time, on October 21, 2013, or as soon thereafter as possible.

The Company hereby acknowledges:

•                                          its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

•                                          that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                                          that it may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (201) 307-2388 or Thomas A. Monson of Jenner & Block LLP, special counsel to the Company, at (312) 840-8611 as soon as the Registration Statement has been declared effective.

Very truly yours,

THE HERTZ CORPORATION

		By:	/s/ Richard J. Frecker
			Name:	Richard J. Frecker
			Title:	Vice President, Deputy General Counsel and Assistant Secretary

cc:	Thomas A. Monson, Esq.
Jeffrey R. Shuman, Esq.